UNITED STATES
	    SECURITIES AND EXCHANGE COMMISSION


		 Washington, D. C. 20549





		       FORM 11-K





[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934


	   For the fiscal year ended December 31, 1998


			   OR


[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934




	       Commission file number 1-8841





		FPL Group Employee Thrift Plan
		  (Full title of the plan)





		       FPL GROUP, INC.
 (Name of issuer of the securities held pursuant to the plan)





		     700 Universe Boulevard
		    Juno Beach, Florida 33408
	     (Address of principal executive office)



INDEPENDENT AUDITORS' REPORT

EMPLOYEE BENEFITS COMMITTEE OF THE BOARD OF DIRECTORS OF FPL GROUP, INC.:

We have audited the accompanying statements of net assets available for benefits of the FPL Group Employee Thrift Plan (the "Plan") as of
December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
 An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment as of December 31, 1998, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP

Miami, Florida
June 25, 1999



		 FPL GROUP EMPLOYEE THRIFT PLAN
	 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



											       December 31,
											  1998              1997
										     --------------    --------------
ASSETS
Accrued interest receivable - ESOP Account ......................................    $        1,110    $        1,730

General investments, at fair value:
  Interest-bearing cash .........................................................         7,020,174         6,972,866
  Loans to participants - other .................................................        23,748,932        23,773,117
  Value of interest in master trusts ............................................       318,547,810       280,285,885
  Value of interest in registered investment companies ..........................       414,944,344       341,399,961

    Total general investments ...................................................       764,261,260       652,431,829

Employer securities, at fair value:
  Employer securities held by the Plan ..........................................       366,300,945       342,682,045
  Leveraged ESOP employer securities ............................................       374,447,811       360,163,701

    Total employer securities ...................................................       740,748,756       702,845,746

Total assets ....................................................................     1,505,011,126     1,355,279,305

LIABILITIES
Interest payable - ESOP Account .................................................           773,925           750,574
Acquisition indebtedness of Leveraged ESOP ......................................       239,605,055       232,375,835

Total liabilities ...............................................................       240,378,980       233,126,409

NET ASSETS AVAILABLE FOR BENEFITS ...............................................    $1,264,632,146    $1,122,152,896

The accompanying Notes to Financial Statements are an integral part of these statements.



		 FPL GROUP EMPLOYEE THRIFT PLAN
   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



										       Year Ended December 31, 1998
										       ----------------------------
INCOME
Contributions:
  Received from participants .......................................................   $ 31,236,462
  Noncash contributions (from employer) ............................................     13,443,803
   Total contributions ............................................................                    $  44,680,265

Earnings on investments:
  Interest:
    Interest-bearing cash ..........................................................        345,705
    Other loans (participant loans) ................................................      1,994,973
      Total interest ...............................................................                        2,340,678

  Common stock dividends ...........................................................                        9,687,406

  Net appreciation in fair value of investments:
    Employer securities ............................................................     15,332,318
    Master trusts ..................................................................     35,345,436
    Registered investment companies ................................................     88,579,767
      Total net appreciation in fair value of investments ..........................                      139,257,521
Total income .......................................................................                      195,965,870

EXPENSES
Benefit payments to participants or beneficiaries ..................................                       65,108,984
Administrative expenses ............................................................                           89,746
  Total expenses ...................................................................                       65,198,730

NET INCOME .........................................................................                      130,767,140

TRANSFERS
Transfers to the Plan - net ........................................................      4,681,191
Effect of current year Leveraged ESOP activity .....................................      7,030,919
Total transfers to the Plan ........................................................                       11,712,110

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1997 .............................                    1,122,152,896

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 .............................                   $1,264,632,146

The accompanying Notes to Financial Statements are an integral part of these statements.


		   FPL GROUP EMPLOYEE THRIFT PLAN
		   NOTES TO FINANCIAL STATEMENTS
		For the year ended December 31, 1998


1.  Description of the Plan and Significant Accounting Policies

The Plan

The following description of the FPL Group Employee Thrift Plan (Plan) provides only general information. Participating employees (Members) should refer to the Summary Plan Description in their employee handbook for a more complete description of the Plan. Fidelity Management Trust Company (Trustee) administers the trust (Trust) established under the Plan and the Employee Thrift and Retirement Savings Plan for the Bargaining Unit Employees of Florida Power & Light Company (FPL Bargaining Plan).

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (ERISA). The Plan has been designated as an Employee Stock Ownership Plan. Participation in the Plan is voluntary. Employees (other than union employees) are eligible to participate in the Plan on the first day of the month coincident with the completion of six continuous full months of service with FPL Group, Inc. (FPL Group or Company) or certain of its subsidiaries or on the first day of any payroll period thereafter. Effective February 1, 1999, eligibility requirements were amended to provide for participation in the Plan after one full month of service. The Plan includes a cash or deferred compensation arrangement (Tax Saver Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Tax Saver Option permits a Member to elect to defer federal income taxes on all or a portion of their contributions (Tax Saver Contributions) until they are distributed from the Plan. Tax Saver Contributions were limited in 1998 to a maximum of $10,000 per Member and may be increased or decreased in future years for cost-of-living adjustments.

The Plan also includes leveraged employee stock ownership plan (Leveraged
ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in common stock of FPL Group, Inc. (Common Stock). The Trust purchased Common Stock from FPL Group using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group (see Note 3). The Common Stock acquired by the Trust is initially held in a separate account (ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, each Member's account is allocated its portion of Common Stock released from the ESOP Account.

The Company has in place a Flexible Dividend Program which enables participants to choose how their dividends on certain shares of Common Stock held in the Plan are to be paid. Dividends on Common Stock acquired through the Leveraged ESOP do not qualify under this program. The options available to participants include reinvestment of dividends in Company Stock; distribution of dividends in cash; distribution of dividends in cash and contribution of an equivalent amount of their compensation to their thrift plan account; or a partial distribution with the balance reinvested in Common Stock.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Contributions, Loans, Withdrawals and Transfers to (from) the Plan

The Plan provides for basic contributions by eligible employees in whole percentages from 1% to 7% of their base compensation (Earnings), which is matched in part by the Company with shares of Common Stock. For basic Tax Saver or After-Tax Contributions, the Company match is 100% on the first 3% of a Member's Earnings, 50% on the next 3% and 25% on the last 1%. The Plan also provides for supplemental contributions by Members to be made in whole percentages from 1% to 9% of their Earnings, bringing the total maximum contributions to 16%. Supplemental contributions are not matched by the Company.

The value of a Member's contributions (including all income, gains and losses) is at all times 100% vested. Company contributions vest at a rate of 20% each year and are fully vested upon a Member attaining five years of service as a Member of the Plan. An employee may also receive vesting credit for prior years of service as a member of the FPL Bargaining Plan.

Effective April 1999, the Plan was amended to add special eligibility and vesting rules, as well as a separate company matching benefit, applicable to employees of FPL Energy Maine Operating Services, LLC. Employees of FPL Energy Maine, other than certain transition employees, become eligible to join the plan only upon completion of twelve full calendar months of service.
 Company matching contributions equal to 60% of the first 5 percent of compensation contributed by an FPL Energy Maine employee, and 50% of the sixth and seventh percentage of compensation contributed, are provided. Company matching contributions are, at all times fully vested.

The Plan's investment options include fourteen core funds: eleven "mix your own" investment options and three "pre-mixed" investment strategies. The "mix your own" investment options include various mutual funds, a separately managed portfolio of short- and long-term investment contracts and Common Stock. The "pre-mixed" investment strategy options are made up of different allocations of the "mix your own" investment options providing various combinations of stocks and fixed income investments. Effective June 1, 1999, an additional feature was added to the Plan under which a Member can select investment options from a wide variety of mutual funds, in addition to the core investment options and investment strategy options. This additional feature is currently not available for the FPL Bargaining Plan.

The Plan allows Members, at any time, to change their contribution percentage, to change their investment option allocation for future contributions or to transfer their account balance attributable to Member contributions from one investment option to another. At year end, the number of Members contributing to the Plan was 7,260. Company contributions are primarily made from Common Stock shares released from the ESOP Account. Forfeitures of non-vested Company contributions due to termination of Plan participation are used to reduce the amount of future Company contributions to the Plan or may be applied to administrative expenses. A Member who has attained at least the age of fifty and completed five years of service while a Member will be permitted to transfer all or any portion of Company contributions made to his or her account and any earnings thereon to one or more of the other investment options. Any future Company contributions will continue to be invested in Common Stock.

A Member may borrow from his or her account during his or her employment under certain conditions. At December 31, 1998, the loan interest rate was 8.5%.

Withdrawals by Members from certain of their accounts during their employment are permitted with certain penalties and restrictions. The penalties limit a Member's contributions to the Plan for varying periods following a withdrawal.

Transfers to (from) the Plan generally represent net transfers between the Plan and the FPL Bargaining Plan. The transfers arise as a result of members transferring between bargaining unit and non-bargaining unit status while employed by Florida Power & Light Company (FPL).

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting. Investment income and interest income on loans to Members is recognized when earned. Contributions by Members and Company contributions are accrued on the basis of amounts withheld through payroll deductions. Distributions to Members are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except insurance and financial institution investment contracts which are stated at contract value (see Investment Contracts below). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The FPL Group Company stock is valued at its quoted market price. Loans to participants are valued at cost, which approximates fair value.

Purchases and sales of investment securities are recorded on the trade date.
 Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Member accounts are adjusted daily; securities held in the ESOP Account (see Note 2) are adjusted annually. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

Investment Contracts

The Plan has entered into investment contracts with various insurance companies and financial institutions. The contracts are fully benefit responsive and are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). There are no reserves against contract values for credit risk of the contract issuer or otherwise. The contract value of investment contracts at December 31, 1998, which are held in the Conservative Investment Strategy, Moderate Growth Investment Strategy, Long-Term Growth Investment Strategy, and FPL Managed Income Portfolio was $10,508,000, $13,780,000, $4,900,000 and $170,873,000, respectively. As of the same date, the fair value of investment contracts in these funds was $10,335,000, $13,553,000, $4,819,000 and $168,065,000, respectively. At
December 31, 1997, the contract value of investment contracts for these funds was $9,338,000, $12,360,000, $4,485,000 and $153,881,000, respectively, with fair values of $9,421,000, $12,470,000, $4,525,000 and $155,252,000,
respectively. The average yield for the portfolio of investment contracts was 6.58% and 6.67% for 1998 and 1997, respectively. The crediting interest rate at December 31, 1998 and 1997 was 5.61% and 6.43%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.

2.  Employee Stock Ownership Plan Account Allocation

The assets, liabilities and net income of the ESOP Account are not considered plan assets but are for the joint benefit of the Plan and the FPL Bargaining Plan. The ESOP Account is allocated for financial reporting purposes based on each plan's relative net assets. The Plan's allocation of Common Stock held in the ESOP Account (employer securities), Acquisition Indebtedness and interest payable have been reflected in the Statements of Net Assets Available for Benefits, but are not available for, or the obligation of, Plan Members. The employer securities will be released from the ESOP Account and distributed to Members' accounts in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid (see Note 3). ESOP shares allocated to date are classified as employer securities held by the Plan on the Statements of Net Assets Available for Benefits. The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the ESOP Account, as well as from cash contributions from FPL Group. The net effect of a change in the allocation percentage from year to year is reported as a transfer to or from the Plan. The value of the shares distributed to Member accounts is not affected by these allocations.

Condensed financial statements of the ESOP Account are presented below, indicating the allocations made to each plan. The effect of current year Leveraged ESOP activity on net assets is included in transfers to (from) the plan in the financial statements of each plan. Distributions of shares to the plans are presented as noncash contributions in the financial statements of each plan.


													 The FPL
									Total ESOP                      Bargaining
									 Account         The Plan          Plan
								       ------------    ------------    ------------
Allocation percentage .............................................         100%             71%             29%

Accrued interest ..................................................    $      1,561    $      1,110    $        451
Employer securities ...............................................     526,385,960     374,447,811     151,938,149
  Total assets ....................................................     526,387,521     374,448,921     151,938,600

Interest payable ..................................................       1,087,957         773,925         314,032
Acquisition indebtedness ..........................................     336,828,613     239,605,055      97,223,558
  Total liabilities ...............................................     337,916,570     240,378,980      97,537,590

Net assets at December 31, 1998 ...................................    $188,470,951    $134,069,941    $ 54,401,010

Contributions received from employer ..............................    $ 14,449,150
Interest income ...................................................           5,856
Dividends .........................................................      17,463,713
Net appreciation in fair value of investments .....................      22,169,901
  Total income ....................................................      54,088,620

Interest expense ..................................................      32,951,116

Net income ........................................................      21,137,504    $ 15,036,291    $  6,101,213
Distribution of shares to plans ...................................     (18,942,956)    (13,443,803)     (5,499,153)
Transfers to (from) the plan ......................................               -       5,438,431      (5,438,431)
Effect of current year Leveraged ESOP activity on net assets ......       2,194,548       7,030,919      (4,836,371)
Net assets at December 31, 1997 ...................................     186,276,403     127,039,022      59,237,381
Net assets at December 31, 1998 ...................................    $188,470,951    $134,069,941    $ 54,401,010



3.  Acquisition Indebtedness

In December 1990, the Trust, which holds plan assets for both the Plan and the FPL Bargaining Plan, borrowed $360 million from FPL Group Capital to purchase approximately 12.4 million shares of Common Stock. The Acquisition Indebtedness matures in 2019, bears interest at a fixed rate of 9.69% per year and is to be repaid using dividends received on both Common Stock held by the ESOP Account and ESOP shares distributed to Member accounts, along with cash contributions from FPL Group. For those dividends on shares allocated to Member accounts used to repay the loan, additional shares, equal in value to those dividends, will be allocated to Member accounts. In 1998, dividends received from shares held by the ESOP and shares distributed to Member accounts totaled approximately $17,464,000 and $4,946,000, respectively. Cash contributed in 1998 by FPL Group for the debt service shortfall totaled approximately $14,449,000.

The unallocated shares of Common Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As principal payments are made, a percentage of Common Stock is released as collateral and becomes available to satisfy matching contributions, as well as to repay dividends on ESOP shares distributed to Member accounts for debt service. During 1998, 380,824 shares of Common Stock were released as collateral for the Acquisition Indebtedness. The scheduled principal repayments of the Acquisition Indebtedness for the next five years and thereafter are as follows: 1999 - $1,825,100; 2000 - $1,872,600; 2001 -
$3,883,000; 2002 - $4,451,600; 2003 - $5,023,600 and thereafter -
$319,773,000.

See Note 2 for information on the Plan's allocation percentage of the Acquisition Indebtedness.

4.  Parties-In-Interest Transactions

Company contributions are primarily made in Common Stock released from the ESOP Account or in cash which is used by the Trustee to purchase Common Stock. Such amounts are reported as noncash contributions (from employer) and contributions received from employer, respectively. For 1998, all Company contributions were made in Common Stock released from the ESOP Account.

Dividend income earned by the Plan results from dividends on Common Stock. Dividends on shares held in the ESOP Account were used to repay the Acquisition Indebtedness (see Note 3). Certain dividends on shares held in Members' accounts are reinvested in Common Stock for the benefit of its Members pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

5.  Statement of Net Assets Available for Benefits Information by
Investment Fund Option

Information about the Statements of Net Assets Available for Benefits by investment fund option is as follows:


												 December 31,
											     1998            1997
											 -------------   ------------
Interest-bearing cash:
  Fidelity Retirement Government Money Market Portfolio ..............................   $  7,020,174    $  6,972,866

Value of interest in master trusts:
  Conservative Investment Strategy ...................................................   $ 18,778,336    $ 16,831,751
  Moderate Growth Investment Strategy ................................................     58,690,323      52,102,264
  Long-term Growth Investment Strategy ...............................................     66,918,128      54,479,923
  Short-term liquid investments maintained in FPL Group Company Stock Fund ...........      3,287,761       2,991,224
  FPL Managed Income Portfolio .......................................................    170,873,262     153,880,723
											 $318,547,810    $280,285,885
Value of interest in registered investment companies:
  Fidelity U.S. Bond Index Fund ......................................................   $ 18,208,199    $ 14,843,916
  Spartan U.S. Equity Index Fund .....................................................    148,351,892     119,946,605
  T. Rowe Price Equity Income Fund ...................................................     14,138,354      15,749,652
  Fidelity Magellan Fund .............................................................    116,864,219      84,982,862
  Fidelity OTC Portfolio .............................................................     72,529,468      52,081,236
  Brandywine Fund, Inc.  .............................................................     13,477,967      21,997,246
  Fidelity Overseas Fund .............................................................     27,444,720      26,868,842
  Templeton Foreign Fund I ...........................................................      3,929,525       4,929,602
											 $414,944,344    $341,399,961

FPL Group Company Stock Fund .........................................................   $366,300,945    $342,682,045

Loan fund ............................................................................   $ 23,748,932    $ 23,773,117



6. Statement of Changes in Net Assets Available for Benefits Information by Investment Fund Option

Information about the Statement of Changes in Net Assets Available for Benefits by investment fund option is as follows:

							    Fidelity
							    Retirement                    Moderate       Long-term
							    Government   Conservative     Growth         Growth
							    Money Mkt.    Investment      Investment     Investment
							    Portfolio      Strategy       Strategy       Strategy
							    ----------   ------------    -----------    ------------
INCOME
Contributions ..........................................    $  359,429    $   291,677    $ 2,029,878    $ 3,605,065
Interest ...............................................       345,705              -              -              -
Net appreciation in fair value of investments in
  master trusts ........................................             -      1,997,930     10,428,359     12,864,808
    Total income .......................................       705,134      2,289,607     12,458,237     16,469,873

EXPENSES
Benefit payments to participants or beneficiaries ......     2,602,301        966,798      2,791,901      2,550,456
Administrative expenses ................................           954            861          3,139          3,940
    Total expenses .....................................     2,603,255        967,659      2,795,040      2,554,396

NET INCOME (LOSS) ......................................    (1,898,121)     1,321,948      9,663,197     13,915,477

TRANSFERS
Net transfers to (from) the Plan .......................         4,203         22,191        211,470        120,478
Net exchanges between investment funds .................     1,958,441        611,807     (3,258,123)    (1,826,151)
Net participant loan activity ..........................       (17,215)        (9,361)       (28,485)       228,401
    Total transfers ....................................     1,945,429        624,637     (3,075,138)    (1,477,272)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1997 .     6,972,866     16,831,751     52,102,264     54,479,923
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 .    $7,020,174    $18,778,336    $58,690,323    $66,918,128




							  FPL Managed      Fidelity       Spartan        T. Rowe Price
							    Income         U.S. Bond     U.S. Equity     Equity Income
							   Portfolio      Index Fund     Index Fund           Fund
							  ------------    -----------    ------------   ---------------
INCOME
Contributions ..........................................  $  3,598,988    $   740,129    $  5,217,426   $    923,107
Net appreciation in fair value of investments
  in master trusts .....................................    10,054,339              -               -              -
Net appreciation in fair value of investments
  in registered investment companies ...................             -      1,378,730      33,514,317      1,302,501
    Total income .......................................    13,653,327      2,118,859      38,731,743      2,225,608

EXPENSES
Benefit payments to participants or beneficiaries ......    14,896,109        969,634       7,507,583      1,234,152
Administrative expenses ................................         7,506         13,983          35,711              -
    Total expenses .....................................    14,903,615        983,617       7,543,294      1,234,152

NET INCOME (LOSS) ......................................    (1,250,288)     1,135,242      31,188,449        991,456

TRANSFERS
Net transfers to (from) the Plan .......................     1,819,193         13,117         579,653          7,217
Net exchanges between investment funds .................    16,398,599      2,124,479      (3,471,566)    (2,636,341)
Net participant loan activity ..........................        25,035         91,445         108,751         26,370
    Total transfers ....................................    18,242,827      2,229,041      (2,783,162)    (2,602,754)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1997 .   153,880,723     14,843,916     119,946,605     15,749,652
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 .  $170,873,262    $18,208,199    $148,351,892    $14,138,354




							   Fidelity       Fidelity                       Fidelity
							   Magellan         OTC          Brandywine       Overseas
							     Fund         Portfolio      Fund, Inc.         Fund
							  ------------    -----------    -----------     -----------
INCOME
Contributions ..........................................  $  4,991,337    $ 3,445,314    $ 1,200,562     $ 1,806,318
Net appreciation (depreciation) in fair value of
  investments in registered investment companies ......     29,058,617     20,499,847       (338,235)      3,330,021
    Total income .......................................    34,049,954     23,945,161        862,327       5,136,339

EXPENSES
Benefit payments to participants or beneficiaries ......     5,061,078      2,777,889        553,505       1,365,537
Administrative expenses ................................        14,079          1,413              -             663
    Total expenses .....................................     5,075,157      2,779,302        553,505       1,366,200

NET INCOME .............................................    28,974,797     21,165,859        308,822       3,770,139

TRANSFERS
Net transfers to (from) the Plan .......................       434,087        141,344         41,584         251,742
Net exchanges between investment funds .................     2,139,574     (1,100,885)    (9,009,584)     (3,551,066)
Net participant loan activity ..........................       332,899        241,914        139,899         105,063
    Total transfers ....................................     2,906,560       (717,627)    (8,828,101)     (3,194,261)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1997 .    84,982,862     52,081,236     21,997,246      26,868,842
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 .  $116,864,219    $72,529,468    $13,477,967     $27,444,720




									     FPL Group
							     Templeton        Company           Loan
							    Foreign Fund I   Stock Fund         Fund
							    --------------   ------------    -----------
INCOME
Contributions ..........................................    $  417,606       $ 16,053,429              -
Interest and dividends .................................             -          9,687,406    $ 1,994,973
Net appreciation in fair value of investments
  in employer securities ...............................             -         15,332,318              -
Net depreciation in fair value of investments
  in registered investment companies ...................      (166,031)                 -              -
    Total income .......................................       251,575         41,073,153      1,994,973

EXPENSES
Benefit payments to participants or beneficiaries ......       187,354         20,373,360      1,271,327
Administrative expenses ................................             -              7,497              -
    Total expenses .....................................       187,354         20,380,857      1,271,327

NET INCOME .............................................        64,221         20,692,296        723,646

TRANSFERS
Net transfers to (from) the Plan .......................        14,229            729,193              -
Net exchanges between investment funds .................    (1,105,954)         2,726,770              -
Net participant loan activity ..........................        27,427           (232,822)      (747,831)
    Total transfers ....................................    (1,064,298)         3,223,141       (747,831)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1997 .     4,929,602        345,673,269     23,773,117
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 .    $3,929,525       $369,588,706    $23,748,932



7.  Income Taxes

In February 1996, FPL received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated through January 1, 1995, met the requirements of Section 401 of the Code. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan will meet the requirements of Section 401(k) of the Code allowing Tax Saver Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends distributed directly to members.

Company contributions to the Plan on a Member's behalf, Member's Tax Saver Contributions, and the earnings thereon generally are not taxable to the Member until such Company contributions, Tax Saver Contributions, and earnings from investments are distributed or withdrawn. A loan from a Member's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

8.  Expenses

Certain fees such as annual account maintenance and investment management fees are paid by Plan participants. Trustee's fees and expenses are paid by FPL Group (which may charge each company under the Plan its allocated share) and, therefore, are not reflected in the financial statements.

9.  Master Trusts

A summary of participating interest in and financial statements for the Master Trusts follow.



												    Percent of
											     Interest in Master Trust
												   December 31,
											       1998            1997
											      ------          ------
FPL MANAGED INCOME PORTFOLIO
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................        79.5%           73.5%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................        20.5%           26.5%

CONSERVATIVE INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................        83.3%           78.8%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................        16.7%           21.2%

MODERATE GROWTH INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................        73.3%           69.9%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................        26.7%           30.1%

LONG-TERM GROWTH INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................        74.1%           72.2%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................        25.9%           27.8%





		   FPL MANAGED INCOME PORTFOLIO
	  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

											       December 31,
											   1998            1997
										       ------------    ------------
ASSETS
General investments:
  Value of unallocated insurance and financial institution contracts ...............   $215,032,918    $209,333,382

Total assets .......................................................................    215,032,918     209,333,382

LIABILITIES ........................................................................              -               -

NET ASSETS AVAILABLE FOR BENEFITS ..................................................   $215,032,918    $209,333,382



	   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

													Year Ended
												       December 31,
													   1998
												       ------------
INCOME
Contributions received from participants ..........................................................    $  5,084,319

Earnings on investments:
  Interest ........................................................................................      12,692,170

Total income ......................................................................................      17,776,489

EXPENSES
Benefit payments to participants or beneficiaries .................................................      36,079,386

Account maintenance fees ..........................................................................           7,506

Total expenses ....................................................................................      36,086,892

NET INCOME (LOSS)..................................................................................     (18,310,403)

TRANSFERS
Transfers into fund ...............................................................................     258,681,796
Transfers out of fund .............................................................................    (234,671,857)

Net transfers .....................................................................................      24,009,939

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1997 ............................................     209,333,382

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 ............................................    $215,032,918





		    CONSERVATIVE INVESTMENT STRATEGY
	     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

												 December 31,
											     1998           1997
											 -----------    -----------
ASSETS
Receivables:
  Income ...........................................................................     $    87,211    $    94,080
  Other  ...........................................................................               -         25,847
      Total receivables ............................................................          87,211        119,927

General investments:
  Value of unallocated insurance and financial institution contracts ...............      12,608,477     11,853,200
  Mutual funds .....................................................................       9,839,133      9,388,949

      Total general investments ....................................................      22,447,610     21,242,149

Total assets .......................................................................      22,534,821     21,362,076

LIABILITIES ........................................................................             161            176

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $22,534,660    $21,361,900



	    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

													Year Ended
												       December 31,
													    1998
												       ------------
INCOME
Contributions received from participants ..........................................................     $   365,513

Earnings on investments:
  Interest ........................................................................................         757,539
  Dividends .......................................................................................         466,062
  Net appreciation in fair value of investments ...................................................       1,165,450

Total income ......................................................................................       2,754,564

EXPENSES
Benefit payments to participants or beneficiaries .................................................       2,510,489

Account maintenance fees ..........................................................................           1,518

Total expenses ....................................................................................       2,512,007

NET INCOME ........................................................................................         242,557

TRANSFERS
Transfers into fund ...............................................................................       7,449,081
Transfers out of fund .............................................................................      (6,518,878)

Net transfers .....................................................................................         930,203

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1997 ............................................      21,361,900

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 ............................................     $22,534,660





			MODERATE GROWTH INVESTMENT STRATEGY
		 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

												 December 31,
											    1998           1997
											 -----------    -----------
ASSETS
Receivables:
  Income ...........................................................................     $   187,945    $   205,402
  Other ............................................................................               -            686
    Total receivables ..............................................................         187,945        206,088

General investments:
  Value of unallocated insurance and financial institution contracts ...............      18,811,810     17,684,993
  Mutual funds .....................................................................      61,272,710     56,678,220

      Total general investments ....................................................      80,084,520     74,363,213

Total assets .......................................................................      80,272,465     74,569,301

LIABILITIES ........................................................................         150,829          9,549

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $80,121,636    $74,559,752



	     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

													 Year Ended
													December 31,
													    1998
													------------
INCOME
Contributions received from participants ..........................................................    $  2,672,061

Earnings on investments:
  Interest ........................................................................................       1,138,493
  Dividends .......................................................................................       2,811,446
  Net appreciation in fair value of investments ...................................................      10,090,030

Total income ......................................................................................      16,712,030

EXPENSES
Benefit payments to participants or beneficiaries .................................................       6,884,091

Account maintenance fees ..........................................................................           4,766

Total expenses ....................................................................................       6,888,857

NET INCOME ........................................................................................       9,823,173

TRANSFERS
Transfers into fund ...............................................................................      13,432,457
Transfers out of fund .............................................................................     (17,693,746)

Net transfers .....................................................................................      (4,261,289)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1997 ............................................      74,559,752

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 ............................................    $ 80,121,636





		 LONG-TERM GROWTH INVESTMENT STRATEGY
	   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

												 December 31,
											   1998           1997
											 -----------    -----------
ASSETS
Receivables:
  Income ...........................................................................     $   100,298    $    93,471
  Other ............................................................................               -         21,324
    Total receivables ..............................................................         100,298        114,795

General investments:
  Value of unallocated insurance and financial institution contracts ...............       6,610,050      6,214,020
  Mutual funds .....................................................................      83,547,773     69,328,846

      Total general investments ....................................................      90,157,823     75,542,866

Total assets .......................................................................      90,258,121     75,657,661

LIABILITIES ........................................................................             578        192,276

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $90,257,543    $75,465,385



	      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

													 Year Ended
													December 31,
													    1998
													------------
INCOME
Contributions received from participants ..........................................................    $  4,755,798

Earnings on investments:
  Interest ........................................................................................         408,612
  Dividends .......................................................................................       3,091,085
  Net appreciation in fair value of investments ...................................................      13,844,596

Total income ......................................................................................      22,100,091

EXPENSES
Benefit payments to participants or beneficiaries .................................................       5,009,291

Account maintenance fees ..........................................................................           5,506

Total expenses ....................................................................................       5,014,797

NET INCOME ........................................................................................      17,085,294

TRANSFERS
Transfers into fund ...............................................................................      16,283,866
Transfers out of fund .............................................................................     (18,577,002)

Net transfers .....................................................................................      (2,293,136)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1997 ............................................      75,465,385

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 ............................................    $ 90,257,543





ATTACHMENT: SCHEDULE 1
 FORM 5500: Line 27(a)



		       FLORIDA POWER & LIGHT COMPANY
			       EIN 59-0247775

		       FPL GROUP EMPLOYEE THRIFT PLAN

				 PLAN #002

			      PLAN YEAR:  1998





	      ASSETS HELD FOR INVESTMENT AS OF DECEMBER 31, 1998







											   Historic         Current
 Units/Shares                              Fund Name                            Price        Cost            Value
---------------      -----------------------------------------------------    --------   ------------    --------------
  7,020,173.750      Fidelity Retirement Government Money Market Portfolio    $  1.00    $  7,020,174    $    7,020,174
  1,175,114.913      Conservative Investment Strategy                         $ 15.98      13,401,757        18,778,336
  3,045,683.578      Moderate Growth Investment Strategy                      $ 19.27      34,767,445        58,690,323
  3,141,696.151      Long-Term Growth Investment Strategy                     $ 21.30      40,146,147        66,918,128
170,873,262.380      FPL Managed Income Portfolio                             $  1.00     170,873,262       170,873,262
  1,652,286.681      Fidelity U.S. Bond Index Fund                            $ 11.02      17,673,069        18,208,199
  3,374,701.830      Spartan U.S. Equity Index Fund                           $ 43.96      86,769,491       148,351,892
    537,375.674      T. Rowe Price Equity Income Fund                         $ 26.31      14,176,781        14,138,354
    967,258.886      Fidelity Magellan Fund                                   $120.82      83,203,026       116,864,219
  1,662,376.070      Fidelity OTC Portfolio                                   $ 43.63      52,577,142        72,529,468
    445,111.179      Brandywine Fund, Inc.                                    $ 30.28      15,672,320        13,477,967
    762,777.108      Fidelity Overseas Fund                                   $ 35.98      23,635,873        27,444,720
    468,358.148      Templeton Foreign Fund I                                 $  8.39       4,956,793         3,929,525
 15,557,608.421      FPL Company Stock Fund                                   $ 16.55     144,271,551       257,478,419
  6,737,397.041      FPL Company Stock Fund - LESOP                           $ 16.64      75,271,543       112,110,287
  6,076,232.000      Leveraged ESOP Employer Securities                       $ 61.63     176,210,728       374,447,811
		     Outstanding Loan Balances (7.5% to 11.50%;                            23,748,932        23,748,932
		       maturing 1999-2003)

		     Total Assets Held for Investment                                    $984,376,034    $1,505,010,016




ATTACHMENT:  SCHEDULE 2
 FORM 5500:  Line 27(d)



		       FLORIDA POWER & LIGHT COMPANY
			      EIN 59-0247775

		      FPL GROUP EMPLOYEE THRIFT PLAN

				PLAN #002

			    PLAN YEAR:  1998




	     TRANSACTIONS IN EXCESS OF FIVE PERCENT OF THE
		 CURRENT VALUE OF PLAN ASSETS FOR THE
		    YEAR ENDED DECEMBER 31, 1998





	  Transaction by                     Total              Total         Number of     Number       Realized
	  Fund or Carrier                  Purchases            Sales         Purchases    of Sales     Gain (Loss)
--------------------------------         ------------       -------------     ---------    --------     -----------
FPL Managed Income Portfolio             $232,825,664       $215,833,125         256         252                  -
FPL Group Company Stock Fund             $ 87,013,490       $ 86,928,120         252         252        $13,161,927
Fidelity Magellan Fund                   $ 45,465,322       $ 37,240,585         252         252        $ 3,122,061
Fidelity OTC Portfolio                   $ 60,692,370       $ 57,019,845         252         253        $ 1,744,874
Fidelity Overseas Fund                   $ 51,189,807       $ 53,395,569         252         252        $   870,204
Spartan U.S. Equity Index Fund           $ 77,251,355       $ 79,391,494         252         252        $ 8,946,939




				 SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



DATE:  June 25, 1999            FPL Group Employee Thrift Plan
				------------------------------
					(Name of Plan)



By:     JAMES K. PETERSON
	-----------------
	James K. Peterson
	Director, Human Resources Centers of Expertise





		       INDEPENDENT AUDITORS' CONSENT




We consent to the incorporation by reference in Post-Effective Amendment No. 2 to Registration Statement No. 33-31487 on Form S-8 and Registration Statement No. 333-30697 on Form S-8 of our report dated June 25 , 1999 on the financial statements of the FPL Group Employee Thrift Plan for the year ended December 31, 1998 appearing in this Annual Report on Form 11-K of FPL Group, Inc. for the year ended December 31, 1998.




DELOITTE & TOUCHE LLP

Miami, Florida
June 25, 1999